                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                     EASTBROKERS INTERNATIONAL INCORPORATED
                     --------------------------------------
                   (formerly known as Czech Industries, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  276052 10 7
                                  ------------
                                 (CUSIP Number)

                                Wolfgang Kossner
                               ZE Beteiligungs AG
                                 Freyenthurn 1
                            9020 Klagenfurt, Austria
                               011-43-1-315-29-80
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 20, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.  276052 10 7
----------------------------------------------------
  1)     Name of Reporting Person: General Partners Beteiligungs AG, formerly known as KHS Beteiligungs AG
         S.S. or I.R.S. Identification No. of Above Person: Not applicable

----------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group             (a)[  ]
                                                                      (b)[  ]

----------------------------------------------------
  3)     SEC Use Only

----------------------------------------------------
  4)     Source of Funds  PF

----------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

----------------------------------------------------
  6)     Citizenship or Place of Organization:  Austria

                  -----------------------------------------------------------
                           7)       Sole Voting Power:
  Number of
  Shares          -----------------------------------------------------------
  Beneficially             8)       Shared Voting Power: 1,376,639 shares of
  Owned by                          Common Stock (Includes 167,000 shares
  Each                              issuable upon exercise of options held by
  Reporting                         General Partners to acquire these shares
  Person                            at $10.00 per share.)
  With            -----------------------------------------------------------
                           9)       Sole Dispositive Power:

                  -----------------------------------------------------------
                           10) Shared Dispositive Power: 1,376,639 shares of Common Stock (Includes 167,000 shares issuable upon exercise of options held by General Partners to acquire these shares at $10.00 per share.)

----------------------------------------------------
  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,376,639 shares of Common Stock*

----------------------------------------------------
  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

*Does not include warrants held by General Partners to purchase 400,000 shares of Common Stock at $7.00 per share which become exercisable on February 20, 1999.

----------------------------------------------------
  13) Percent of Class Represented by Amount in Row (11):

                  30.89% of Common Stock, based on 4,290,000 shares of Common Stock issued and outstanding at February 20, 1998. See Item 5 herein.

----------------------------------------------------
  14)    Type of Reporting Person   CO

----------------------------------------------------

CUSIP No.  276052 10 7

----------------------------------------------------
  1)     Name of Reporting Person:  Wolfgang M. Kossner
         S.S. or I.R.S. Identification No. of Above Person:  Not applicable

----------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group            (a)[  ]
                                                                     (b)[  ]

----------------------------------------------------
  3)     SEC Use Only

----------------------------------------------------
  4)     Source of Funds  PF

----------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

----------------------------------------------------
  6)     Citizenship or Place of Organization:  Austria

                  -----------------------------------------------------------
                           7)       Sole Voting Power:
Number of
Shares            -----------------------------------------------------------
Beneficially               8)       Shared Voting Power: 1,376,639 shares of
Owned by                            Common Stock (Includes 167,000 shares
Each                                issuable upon exercise of options held by
Reporting                           General Partners to acquire these shares at
Person                              $10.00 per share.)
With
                  -----------------------------------------------------------
                           9)       Sole Dispositive Power:

                  -----------------------------------------------------------
                           10) Shared Dispositive Power: 1,376,639 shares of Common Stock (Includes 167,000 shares issuable upon exercise of options held by General Partners to acquire these shares at $10.00 per share.)

----------------------------------------------------
  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,376,639 shares of Common Stock*

----------------------------------------------------
  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

*Does not include warrants held by General Partners to purchase 400,000 shares of Common Stock at $7.00 per share which become exercisable on February 20, 1999.

----------------------------------------------------
  13) Percent of Class Represented by Amount in Row (11):

                  30.89% of Common Stock, based on 4,290,000 shares of Common Stock issued and outstanding at February 20, 1998. See Item 5 herein.

----------------------------------------------------
  14)    Type of Reporting Person  IN

ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of common stock, $.05 par value of Eastbrokers International Incorporated, formerly known as Czech Industries, Inc. ("Common Stock"), a Delaware corporation, having its principal executive offices at 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850 (the "Company" or the "Issuer").

ITEM. 2. IDENTITY AND BACKGROUND.

Corporate Securityholder

         (a) This statement is being filed by General Partners Beteiligungs AG, an Austrian corporation formerly known as KHS Beteiligungs AG ("GP").

         (b) The address of the principal executive office of GP is Sceuferstrasse 307, 9500 Villach, Austria.

         (c) The principal business of GP: GP was formed to be a holding company and has no operations.

         (d) During the last five years, GP has not been convicted in a criminal proceeding.

         (e) During the last five years, GP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers, Directors and/or Persons Controlling General Partners Beteiligungs AG and the Central & Eastern Europe Fund.

         Wolfgang M. Kossner

         (a) This statement is also being filed by Wolfgang M. Kossner, a principal shareholder and a member of the supervisory board of GP.

         (b) Mr. Kossner's business address is ZE Beteiligungs AG, Freyenthurn 1, 9020 Klagenfurt, Austria.

         (c) Mr. Kossner's principal occupation is as Managing Director of ZE Beteiligungs AG, an Austrian corporation and a subsidiary of GP.

         (d) During the last five years, Mr. Kossner has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Kossner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Kossner is a citizen of Austria.


         Johannes Perzi

         (a) This statement is also being filed by Johannes Perzi, managing director of GP.

         (b) Mr. Perzi's business address is ZE Beteiligungs AG, Freyenthurn 1, 9020 Klagenfurt, Austria.

         (c) Mr. Perzi's principal occupation is as Managing Director of GP Beteiligungs AG, an Austrian corporation.

         (d) During the last five years, Mr. Perzi has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Perzi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Perzi is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The disclosure under Item 3 of Schedule 13D, as amended to date, filed on behalf of KHS Beteiligungs AG is incorporated by reference.

         On February 20, 1998, GP purchased 400,000 Units of the Issuer in a private offering of the Issuer's securities for cash consideration of $5.00 per Unit. Each Unit consists of one share of Common Stock of the Issuer and one Class C Common Stock Purchase Warrant. Each Class C Common Stock Purchase Warrant entitles the holder thereof to purchase one share of Common Stock at $7.00 per share. These warrants become exercisable on February 20, 1999, and expire on February 19, 2002.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The securities of the Company (Eastbrokers International Incorporated) referenced herein were acquired for investment purposes.

         While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in the Schedule 13D to which this Amendment relates, the reporting Persons (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

         (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (5) Any material change in the present capitalization or dividend policy of the Issuer;

         (6) Any other material change in the Issuer's business or corporate structure;

         (7) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (9) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

General Partners Beteiligungs AG

         As of the date hereof, GP is the record and beneficial owner of 1,144,139 shares of Common Stock of the Company, over which it has sole voting power and sole power to dispose. This number includes 167,000 shares issuable upon exercise of options held by GP to acquire these shares at $10.00 per share. GP is also the beneficial owner of 200,000 shares of Common Stock which are owned by Karntner Landes und Hypothekenbank AG (the "Bank") as nominee for GP. Collectively said shares represent 30.16% of the issued and outstanding shares of Common Stock of the Company, based on 4,290,000 shares issued and outstanding at February 20, 1998. See also below with respect to 32,500 shares held by a fund of which Mr. Kossner is a director. The foregoing does not include warrants to purchase 400,000 shares of Common Stock at $7.00 per share which become exercisable on February 20, 1999.

Wolfgang M. Kossner

         As of the date hereof Wolfgang M. Kossner is the indirect beneficial owner of 1,376,639 shares of Common Stock of the Company over which he has shared power to direct the vote and to dispose of such shares. This number includes 167,000 shares issuable upon exercise of options held by GP to acquire these shares at $10.00 per share. Said 1,376,639 shares represent 30.89% of the issued and outstanding shares of Common Stock of the Company, based on 4,290,000 shares issued and outstanding at February 20, 1998. Included in this number are 32,500 shares owned by the Central and Eastern Europe Fund (the "Fund") of which Mr. Kossner is a director. The reference to these shares should not be deemed as an admission that Mr. Kossner is the beneficial owner of the shares owned by the Fund for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934. The foregoing does not include warrants to purchase 400,000 shares of Common Stock at $7.00 per share which become exercisable on February 20, 1999.

                                   SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 1998                   GENERAL PARTNERS BETEILIGUNGS AG



/s/ Wolfgang M. Kossner                   By: /s/ Johannnes Perzi
_________________________________             _______________________________
Wolfgang M. Kossner                           Johannes Perzi
                                              Managing Director